SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  20 September 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 06 September 2013
99.2	Holding(s) in Company dated 09 September 2013
99.3	Transaction in Own Shares dated 09 September 2013
99.4	Transaction in Own Shares dated 10 September 2013
99.5	Transaction in Own Shares dated 11 September 2013
99.6	Transaction in Own Shares dated 13 September 2013
99.7	Transaction in Own Shares dated 17 September 2013
99.8	Director/PDMR Shareholding dated 18 September 2013
99.9	Holding(s) in Company dated 18 September 2013
99.10	Transaction in Own Shares dated 18 September 2013
99.11	Transaction in Own Shares dated 19 September 2013

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 06 September 2013 it acquired 115,000 of its own ordinary shares at an average price of 1877.9888 pence per ordinary share.  The highest and lowest prices paid for these shares were 1888 pence per share and 1859 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,507,782 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,419,435.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	x
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	x
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	5th September 2013
6. Date on which issuer notified:	9th September 2013
7. Threshold(s) that is/are crossed or reached:	Holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB00B85KYF37	13,566,082	13,566,082	N/A	N/A	N/A	N/A	Below 5%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
					N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
N/A	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - N/A (Below 5%)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Exhibit 99.3

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 09 September 2013 it acquired 95,000 of its own ordinary shares at an average price of 1878.1371 pence per ordinary share.  The highest and lowest prices paid for these shares were 1890 pence per share and 1873 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,602,782 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,324,435.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 10 September 2013 it acquired 50,865 of its own ordinary shares at an average price of 1901.3334 pence per ordinary share.  The highest and lowest prices paid for these shares were 1910 pence per share and 1889 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,653,647 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,273,570.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 11 September 2013 it acquired 35,491 of its own ordinary shares at an average price of 1906.6801 pence per ordinary share.  The highest and lowest prices paid for these shares were 1910 pence per share and 1900 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,689,138 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,238,079.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 13 September 2013 it acquired 54,034 of its own ordinary shares at an average price of 1897.3607 pence per ordinary share. The highest and lowest prices paid for these shares were 1904 pence per share and 1889 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,743,172 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,184,045.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 17 September 2013 it acquired 80,000 of its own ordinary shares at an average price of 1894.5379 pence per ordinary share. The highest and lowest prices paid for these shares were 1902 pence per share and 1890 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,823,172 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,106,045.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	ERIC PEARSON - PDMR, EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION OFFICER		SPOUSE - KELLY PEARSON
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	MORGAN STANLEY SMITH BARNEY, LLC BENEFICIAL OWNER ERIC E. PEARSON AND KELLY A. PEARSON		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	15,000 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£19.00		17 September 2013 UNITED STATES
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	231,202 INCLUDING ALL NOTIFIABLE INTERESTS (OF WHICH THE INTEREST IN ORDINARY SHARES IS 105,293) PERCENTAGE HOLDING IS NEGLIGIBLE		18 September 2013

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 18 September 2013

Exhibit 99.9

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	InterContinental Hotels Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Change in total number of voting rights.
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	16 September 2013
6. Date on which issuer notified:	17 September 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (GB00B85KYF37)	13,133,319	13,133,319			12,725,207		4.8535%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
12,725,207			4.8535%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Schedule A
As of 16 September 2013

InterContinental Hotels Group PLC
                                                                                                        Number of                    Percentage of
                                                                                                                                           Shares                       Outstanding

                               The Capital Group Companies, Inc. ("CG") holdings                                                                                                                                                                                                                                  12,725,207                      4.854%

                               Holdings by CG Management Companies and Funds:

                               • Capital Research and Management Company                                                                                                                                                                                                                                               12,725,207                       4.854%

Exhibit 99.10

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 18 September 2013 it acquired 199,000 of its own ordinary shares at an average price of 1844.6433 pence per ordinary share. The highest and lowest prices paid for these shares were 1880 pence per share and 1825 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,022,172 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,907,045.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 19 September 2013 it acquired 134,376 of its own ordinary shares at an average price of 1870.6075 pence per ordinary share. The highest and lowest prices paid for these shares were 1882 pence per share and 1854 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,156,548 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,772,669.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	20 September 2013